SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 8 )*

                             ALBERTO-CULVER COMPANY
                                (Name of Issuer)


                 CLASS B COMMON STOCK, $.22 PAR VALUE PER SHARE
                         (Title of Class of Securities)


                                    013068101
                                 (CUSIP Number)
Marshall E. Eisenberg                             Carol L. Bernick
NEAL GERBER & EISENBERG                           2525 Armitage Avenue
Two North LaSalle Street, Suite 2200              Melrose Park, IL 60160
Chicago, Illinois  60602                          (708) 450-3051
(312) 269-8000

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  April 3, 1998
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

Note: Six copies of this Statement, including all exhibits,should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                               Page 1 of 8 Pages

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CUSIP NO. 013068101                 13D                       Page 2 of 8 Pages


     1      NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                     CAROL L. BERNICK
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                           (a)
                                                           (b) X
     3      SEC USE ONLY

     4      SOURCE OF FUNDS *
                     Not applicable
     5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) OR 2(e)

     6      CITIZENSHIP OR PLACE OF ORGANIZATION
                     U.S. Citizen


                                   7      SOLE VOTING POWER
     NUMBER
     OF SHARES                                     3,215,645
     BENEFICIALLY                  8      SHARED VOTING POWER
     OWNED BY
     EACH                                          2,614,954
     REPORTING
     PERSON                        9      SOLE DISPOSITIVE POWER
     WITH
                                                   3,215,645

                                   10     SHARED DISPOSITIVE POWER

                                                   2,614,954


    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                     5,830,599
    12      CHECK  BOX IF THE  AGGREGATE  AMOUNT  IN ROW (11)  EXCLUDES  CERTAIN
            SHARES *  Excluded  are  600,000  Class B shares  held  directly  by
            Bernick's spouse;  43,960 Class B shares held by Bernick's spouse as co-trustee  of a trust for the  benefit  of Mr.  and Mrs.  Bernick's children;  and 11,142 Class B shares held by  Bernick's  spouse as a participant  in the  Alberto-Culver  Employees  Profit Sharing Plan.
            Bernick disclaims beneficial ownership of such shares.
                                                                            X
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11).
                     17.39%
    14      TYPE OF REPORTING PERSON *
                     IN

                      * SEE INSTRUCTIONS BEFORE FILLING OUT


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CUSIP NO. 013068101                 13D                       Page 3 of 8 Pages


     1      NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                     CLB Grantor Annuity Trust, u/a/d 9/15/93
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                         (a)
                                                         (b)    X
     3      SEC USE ONLY

     4      SOURCE OF FUNDS *
                     Not applicable
     5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) OR 2(e)

     6      CITIZENSHIP OR PLACE OF ORGANIZATION
                     Illinois Trust

                                   7      SOLE VOTING POWER
     NUMBER
     OF SHARES                                             0
     BENEFICIALLY
     OWNED BY                      8      SHARED VOTING POWER
     EACH
     PERSON                                        1,994,354
     WITH                          9      SOLE DISPOSITIVE POWER

                                                           0
                                   10     SHARED DISPOSITIVE POWER

                                                   1,994,354

    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                     1,994,354
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES *                                                   X

            Not applicable.

    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11).
                      5.95%
    14      TYPE OF REPORTING PERSON *
                     00
                      * SEE INSTRUCTIONS BEFORE FILLING OUT



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CUSIP NO. 013068101                 13D                       Page 4 of 8 Pages


     1      NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                     KSL Grantor Annuity Trust, u/a/d 9/15/93
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                           (a)
                                                           (b)  X
     3      SEC USE ONLY

     4      SOURCE OF FUNDS *
                     Not applicable
     5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) OR 2(e)

     6      CITIZENSHIP OR PLACE OF ORGANIZATION
                     Illinois Trust

                                   7      SOLE VOTING POWER
     NUMBER
     OF SHARES                                     1,993,817
     BENEFICIALLY
     OWNED BY                      8      SHARED VOTING POWER
     EACH
     REPORTING                                             0
     PERSON                        9      SOLE DISPOSITIVE POWER
     WITH
                                                   1,993,817
                                   10     SHARED DISPOSITIVE POWER

                                                           0

    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                     1,993,817
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES *                                                   X

            Not applicable.

    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11).
                      5.95%
    14      TYPE OF REPORTING PERSON *
                     00

                      * SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP NO. 013068101                 13D                       Page 5 of 8 Pages


Item 1.           Security and Issuer.

         Title of Class of Securities:  Class B Common Stock, $.22 par value per share ("shares" or "Class B shares")

         Name and Address of Issuer:    Alberto-Culver Company (the "Company")
                                        2525 Armitage Avenue
                                        Melrose Park, IL  60160

Item 2.           Identity and Background.

         (a)      Name of Person Filing:(1)Carol L. Bernick ("Bernick")
                                        (2)CLB Grantor Annuity Trust, u/a/d
                                           9/15/93(the "CLB Trust")
                                        (3)KSL Grantor Annuity Trust, u/a/d
                                           9/15/93(the KSL Trust")

         (b)      Address:               c/o Carol L. Bernick
                                         2525 Armitage Avenue
                                         Melrose Park, IL  60160

         (c)      Principal Business:   (1)Bernick, an individual, is a Director
                                           and Executive Vice-President and
                                           Assistant Secretary of the Company
                                           and President of Alberto-Culver USA,
                                           Inc., a subsidiary of the Company.
                                        (2)Trust Administration.
                                        (3)Trust Administration.

         (d)      Prior Criminal Convictions:                 None

         (e)      Prior Civil Proceedings With
                  Respect to Federal or State
                  Securities Laws:                            None

         (f)      Place of Organization: (1)      U.S. Citizen
                                         (2)      Illinois Trust
                                         (3)      Illinois Trust


Item 3.           Source and Amount of Funds or Other Consideration.

         On April 3, 1998, Bernick, as co-trustee of the SJL Grantor Annuity Trust, u/a/d 9/15/93 (the "SJL Trust"), transferred (i) 398,763 Class B shares to herself as co-trustee of the CLB Trust (a trust for Bernick's benefit) and (ii) 398,763 Class B shares to herself as co-trustee of the KSL Trust (a trust for the benefit of Bernick's sister).


Item 4.           Purpose of Transaction.

         Transfers of securities were for the Lavin family's estate planning rather than corporate purposes. The transfers were not undertaken for purposes of effecting any of the actions listed in this item.


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CUSIP NO. 013068101                 13D                       Page 6 of 8 Pages

Item 5.           Interest in Securities of the Issuer.

(a)(i)Amount of Class B Shares Beneficially Owned: 5,830,599 shares total:
      316,248 shares directly; 1,994,354 shares held as co-trustee of the CLB Trust; 1,993,817 shares held as co-trustee of the KSL Trust; 797,527 shares held as co-trustee of the SJL Trust; 100,000 shares as trustee of the Lavin Survivorship Trust; 300,600 shares held as co-trustee of a trust for Bernick's benefit; 320,000 shares held by Lavin Family Foundation (a charitable foundation of which Bernick is a Director and Vice President); and 8,053 shares held as a participant in the Alberto-Culver Employees' Profit Sharing Plan.

  (ii)Percentage of Class B Shares Beneficially Owned: 17.39% total: .94% directly; 5.95% as co-trustee of the CLB Trust; 5.95% as co-trustee of the KSL Trust; 2.38% as co-trustee of the SJL Trust; .30% as trustee of the Lavin Survivorship Trust; .90% as co-trustee of a trust for Bernick's benefit; .95% as a Director and Vice President of Lavin Family Foundation and .02% as a participant in the Alberto-Culver Employees' Profit Sharing Plan (based upon 33,532,480 Class B shares outstanding as of February 2,
      1998).

(b)  Number  of Class A Shares as to Which  Bernick,  CLB Trust and KSL
     Trust Have:

                                 Bernick          CLB Trust         KSL Trust
  (i)Sole power to vote:        3,215,645            0             1,993,817
 (ii)Shared power to vote:      2,614,954(1)      1,994,354(2)           0
(iii)Sole power to dispose:     3,215,645            0             1,993,817
 (iv)Shared power to dispose:   2,614,954(1)      1,994,354(2)           0

         (1) Bernick shares the power to vote and dispose of the 1,994,354 shares in the CLB Trust with Marshall E. Eisenberg. Bernick shares the power to vote and dispose of the 320,000 shares held by Lavin Family Foundation with Mr. Lavin and Mrs. Lavin. Bernick, in her capacity as co-trustee of a trust for her benefit, shares the power to vote and dispose of 300,600 shares held by such trust with Mrs.
                  Lavin.

         (2) Bernick shares the power to vote and dispose of 1,994,354 Class B shares in the CLB Trust with Marshall Eisenberg.

                  Certain information regarding Mr. Lavin, Mrs. Lavin and Mr. Eisenberg is presented below:

                  (i)Name of Person:   (1)      Leonard H. Lavin
                                       (2)      Bernice E. Lavin
                                       (3)      Marshall E. Eisenberg

                  (ii)Address:         (1), (2) 2525 Armitage Avenue
                                                Melrose Park, Illinois  60160

                                       (3)  Neal, Gerber & Eisenberg
                                            Two North LaSalle St., Suite 2200
                                            Chicago, Illinois 60602



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CUSIP NO. 013068101                 13D                       Page 7 of 8 Pages


(iii)Principal
     Business: (1)  Leonard H. Lavin, an individual, is a
                    Director and the Chairman of the Company

               (2)  Bernice E. Lavin, an individual, is a
                    Director and the Vice Chairman, Secretary and Treasurer of the Company

               (3) Marshall E. Eisenberg, an individual, is an attorney and a partner at the law firm, Neal, Gerber & Eisenberg, Chicago, Illinois


                  (iv)     Prior Criminal
                           Convictions:              None.

                  (v)      Prior Civil
                           Proceedings With
                           Respect to Federal
                           or State Securities
                           Laws:                     None.

                  (vi)     Place of
                           Organization:             U.S. Citizen.

         The foregoing does not reflect 100,200, 207,280 (includes options, which are immediately exercisable, to purchase 37,000 Class A shares) and 527,888 shares of Class A Common Stock of the Company ("Class A shares") owned by Bernick and Mrs. Lavin as co-trustees of a trust for Bernick's benefit, Bernick individually, and the Lavin Family Foundation, respectively. Also excluded are 600,000 Class B shares and 540,000 Class A shares held directly by Bernick's spouse; 45,000 Class A shares held by the Howard and Carol Bernick Family Foundation; 43,960 Class B shares held by Bernick's spouse as co-trustee of a trust for the benefit of Mr. and Mrs. Bernick's children; and 11,142 Class B shares held by Bernick's spouse as a participant in the Alberto-Culver Employees' Profit Sharing Plan. Bernick disclaims beneficial ownership of the shares held by her spouse and they are not included above.

         (c) None, except as reported in Item 3 above.

         (d)      None.

         (e)      Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  None.




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CUSIP NO. 013068101                 13D                       Page 8 of 8 Pages





Item 7.           Material to be Filed as Exhibits.

                  None.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 8, 1998



Signature:        /s/ Carol L. Bernick

Name/Title:       Carol L. Bernick,  Individually,  as co-trustee of each of the
                  KSL and CLB trusts, and as trustee or co-trustee of various trusts for her benefit or the benefit of her siblings.






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